NATIONAL FINANCIAL PARTNERS	Stan Barton Executive Vice President General Counsel Chief Compliance Officer

	340 Madison Avenue 19th Floor New York, NY 10173
	phone	212.301.1022
	fax	212.301.1122
	sbarton@nfp.com

September 3, 2009

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, NE

Washington, DC 20549

RE:	National Financial Partners Corp.
Registration Statement on Form S-3
Filed August 21, 2009
File No. 333-161481

Ladies and Gentlemen:

National Financial Partners Corp., a Delaware corporation, hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Registration Statement be accelerated to 4:00 p.m., Eastern Daylight Time, on September 8, 2009, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to the undersigned at (212) 301-1022 and that such effectiveness also be confirmed in writing.

Very truly yours,

/s/ Stancil E. Barton

Stancil E. Barton

Executive Vice President and General Counsel

cc:	Phyllis G. Korff, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036

Richard B. Aftanas, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036

Dwight S. Yoo, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036